UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: ______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_________

PART I — REGISTRANT INFORMATION

Merion, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

100 N. Barranca St #1000

Address of Principal Executive Office (Street and Number)

West Covina, CA, 91791

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its Annual Report on Form 10-K for the year ended December 31, 2019 within the prescribed time period without unreasonable effort or expense because additional time is required to complete the audit procedures related to the Company's financial statements in time for filing. The Company anticipates filing its Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dinghua Wang	(626)	331-7570
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Merion, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2020	By:	/s/ Ding Hua Wang
Ding Hua Wang
	Title:	President, Chief Executive Officer and Chief Financial Officer

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Anticipated Changes

We anticipate that we will report the following changes in the results of operations from the 2018 fiscal year:

Total sales increased by approximately $1,429,000, or 377.0%, from approximately $379,000 in the year ended December 31, 2018 to approximately $ 1,808,000 in the year ended December 31, 2019. The increase in sales was mainly due to the shipping of our backlog of 1,329 orders of Auxia and 3,344 orders of Cell Power products to our members who had previously paid for their purchases. The increase is also attributable to the sales of our products, namely 1,568 orders of Viwooba (1-3), 119 orders of OPC Spa, and new products we introduced in 2019: 1,777 orders of Lady-S, 161 orders of Gold King, 107 orders of Heart Power, 94 orders of Taibao, and 285 orders of Remage Power. These products were not available during the first nine months of 2018. The increase in sales is also attributable to the increase of $164,467 in sales of our packaging and OEM revenues, as we have more clients who requested that we perform packaging services in 2019 as compared to the same period in 2018. The increase was partially offset by the decrease of the sales of 2,430 orders of our Noir Naturel product in 2019 as compared to the same period in 2018 as the demand of the product became more saturated, as well as the decrease of sales of 1,195 orders of our Longevity product during 2018, as we did not generate any Longevity sales during 2019.

The cost of sales decreased by approximately $70,000, or 19.6%, from approximately $358,000 in the year ended December 31, 2018 to approximately $288,000 in the year ended December 31, 2019. The major reason for the decrease was due to we wrote down $810,000 of intangible assets due to impairment at December 31, 2018, for which we were no longer incurring amortization expense of $90,000 per year in our manufacturing costs in 2019. The decrease also due to the decease of our idle capacity cost of approximately $159,000 incurred in our Nevada factory during the year ended December 31, 2018, where we were operating at close to full capacity at normal 8 hours shift in the same period in 2019 as some of the manufacturing costs were capitalized into our unsold inventories.

Our overall gross margin percentage increased from approximately 5.5% in the year ended December 31, 2018 to a gross profit of approximately 84.1% in the year ended December 31, 2019, mainly due to the reduction of the idle capacity cost incurred in the year ended December 31, 2019 as compared to the same period in 2018, as described above.

Our product sales gross margin percentage increased from approximately 70.6% in the year ended December 31, 2018 to approximately 92.3% in the year ended December 31, 2019. For the year ended December 31, 2019, the majority of our product sales were attributable to our Cell Power, Viwooba (1-3), OPC Spa, Lady-S, Gold King, New Power, Taibao and Remage Power products, which were all manufactured by us. The major reason for the increase of sales gross margin percentage was that we were no longer incurring any amortization of the intangible assets that we wrote off in December 2018. In addition, during the year ended December 31, 2018, the majority of our product sales were attributable to our beauty product, Noir Naturel, which has a lower profit margin. As a result, our product sales gross margin percentage increased accordingly during the year ended December 31, 2019 as compared to the same period in 2018.

Our OEM and packaging sales gross margin percentage increased from approximately 22.4% in the year ended December 31, 2018 to approximately 51.1% in the year ended December 31, 2019. For the year ended December 31, 2019, we had incurred less manufacturing overhead costs for our OEM and packaging sales with fewer labor hours being allocated to such production due to the reduction of specified production procedures which required fewer labor hours as compared to the same period in 2018. As a result, our OEM and packaging sales gross margin percentage increased by 28.7% during the year ended December 31, 2019 as compared to the same period in 2018.

Selling expenses decreased from approximately $336,000 in the year ended December 31, 2018 to approximately $165,000 in the year ended December 31, 2019. The decrease of approximately $170,000, or 50.7%, was mainly due to the decrease of approximately $126,000 of marketing expenses, the decrease of approximately $32,000 of commission expenses and the decrease of approximately $12,000 of shipping expenses.

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General and administrative (“G&A”) expenses increased by approximately $162,000 from approximately $1,248,000 in the year ended December 31, 2018 to approximately $1,411,000 in the year ended December 31, 2019. The increase was mainly attributable to the increase of approximately $82,000 of rental expenses and the increase of approximately $112,000 of payroll expenses, the increase of approximately $18,000 of insurance expenses and the increase of approximately $12,000 of our Nevada factory general G&A expenses, such as office and other miscellaneous expenses, offset by the decrease of approximately $39,000 of professional fees, the decrease of approximately $16,000 of depreciation expenses and the decrease of approximately $14,000 of computer expenses.

Stock compensation expenses increased by approximately $50,000 from approximately $807,000 in the year ended December 31, 2018 to approximately $857,000 in the year ended December 31, 2019. $255,300 and $119,606 related to the amortization of the value of 2,300,000 shares of restricted common stock to three employees for the year ended December 31, 2019 and 2018, respectively, which all have a vesting period of three years. In addition, in January and March 2019, we issued 1,150,000 shares of our common stock valued at $1,080,000 to two advisors to provide certain financial advisory services, and amortized such cost, which was approximately $595,000. One of the service contracts was terminated in April 2019 due to non-performance and the Company is no longer obligated to issue the remaining 400,000 shares with a valuation of $360,000. During the year ended December 31, 2018, Mr. Wang, our CEO and CFO, distributed 1,500,000 shares of his own stock to certain persons outside of the United States who had previously worked with the Company as an incentive for these individuals to assist the Company in developing its international market. The Company determined that these 1,500,000 shares distributed by Mr. Wang were related to the Company’s operations in accordance to ASC 225-10-S99-4. As a result, we incurred $480,000 in stock compensation expense for the year ended December 31, 2018. In addition, we also incurred $194,000 in stock compensation expense as we issued 350,000 shares to a consultant for research and strategic planning consulting services during the year ended December 31, 2018.

Other income increased by approximately $157,000 from approximately $34,000 of other income in the year ended December 31, 2018 to approximately $192,000 of other income in the year ended December 31, 2019, mainly due to the increase of approximately $241,000 of gain on debt settlement, the decrease of approximately $60,000 of other income and the decrease of approximately $23,000 of interest expenses.

Net loss decreased by approximately $2.4 million from approximately $3.1 million in the year ended December 31, 2018 to approximately $0.7 million in the year ended December 31, 2019, mainly due to the reasons discussed above.

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